FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.’s Interim Unaudited Consolidated Financial Statements and Management’s Discussion & Analysis for the period ended September 30, 2005.

INCORPORATION BY REFERENCE

     This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to (i) Domtar’s Registration Statement on Form F-9, which was originally filed with the Securities and Exchange Commission on November 4, 2003 (File No. 333-110212), as amended on November 7, 2003 and (ii) Domtar’s Registration Statement on Form F-10, which was originally filed with the Securities and Exchange Commission on May 10, 2005 (File No. 333-124781), as amended on May 17, 2005 and June 20, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: October 27, 2005	By	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

FORM 6-K

Domtar Inc.

October 27, 2005

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Unaudited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis